Skeptic Distillery Co.



ANNUAL REPORT - 2020

2525 W Le Moyne St.
Melrose Park, IL 60160
www.skepticdistillery.com

This Annual Report is dated September 29, 2021.

BUSINESS

Skeptic Distillery ("Skeptic" or the "Company") is a C-corporation specializing in the cold vacuum distillation of alcoholic liquor. This process allows for the distillation of spirits at colder-than-normal temperatures, preserving freshness and delicate flavors/aromas, and resulting in smoother, superior spirits.

Previous Offerings

Between October 2019 and January 2020, we sold $102,129 worth of debt under Regulation Crowdfunding.

Offering	Offering Price per Unit	Debt Interests	Raise
Sept 2019 – Reg CF	$ 1.00	102,129	$ 102,129

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Between 2019 and 2020, the Company has financed its activities primarily through the sale of this debt raise. We intended to use it for our tasting room build out and to complete the whiskey still, however we received the funds one week before COVID lockdowns were implemented and we ended up using much of it to convert our operations to producing hand sanitizer in order to keep sales going and we also did use some of it to begin work on the tasting room.

Our historical results and cash flows are not representative of what investors should expect in the future.

Beginning with Year 2, we secured local distribution, however the launch date was not set until May 2019, further hindering sales efforts. Instead, we focused on alternative means of making sales out of state and by e-commerce. These avenues were inconsistent at best during 2019, and it wasn't until near the end of 2019 that we began making inroads with out-of-state distribution. Additionally, our Illinois local distribution partner proved to be very difficult to work with and, in fact, prevented us from gaining customers locally, so we began exploring making a switch to a new distributor late in the year. Our revenues still increased from Year 1 to Year 2 but they were still not enough to approach profitability.

In Year 3 (2020), we began hitting our stride with new product launches in out-of-state markets and expanding our existing markets with in-person sales visits, incentive plans, etc. We also finalized our agreement with a new distributor partner in Illinois, set to launch April 1st. Then, COVID-19 hit the USA, and all of our liquor expansion and growth plans were put on hold as the shutdowns were initiated. We pivoted quickly to hand sanitizer production, and sold a significant volume (over $100k) in a couple of months, including obtaining our SAM registration to sell to government entities, numerous charitable donations, and some bulk sanitizer production business to local partners. However, as fast and furious as that period of sales was, it disappeared just as quickly. Unfortunately, the on-premise liquor sales were still spotty and sporadic at best, and the craft distillery industry did not see the tremendous volume increases in sales off-premise as established brands did.

Nevertheless, we continued to expand our distribution, gaining several new markets by the end of 2020, and we ended up growing our liquor sales by over 300%, and having our best year in sales to date. The drastic decline in hand sanitizer sales left us sitting on a lot of unmarketable inventory, which we began selling at a loss in order to recover some of its value to continue to finance operations.

Operating Results – 2020 Compared to 2019

	12/31/2020	12/31/2019
Total Assets	$309,692	$204,384
Cash & Cash Equivalents	14,956	13,610
Accounts Receivable	45,511	449
Short-term Debt	355,722	253,925
Long-term Debt	299,666	275,449
Revenues / Sales	324,237	40,050
Costs of Goods Sold	203,133	13,851
Taxes Paid	0	0
Net Income	$ (153,106)	$ (207,724)

Year ended December 31, 2020 compared to year ended December 31, 2019

Year 1 represents the first year the company was in actual operation. That is to say, the first year in which it began producing and promoting/selling its products. This began in June 2018. Given the fact the company was brand new on the scene, and that historically most distributors set their product lineups in the earlier part of the year, we had significant trouble obtaining distribution. Revenues were very minimal during Year 1.

Beginning with Year 2, we secured local distribution, however the launch date was not set until May 2019, further hindering sales efforts. Instead, we focused on alternative means of making sales out of state and by e-commerce. These avenues were inconsistent at best during 2019, and it wasn't until near the end of 2019 that we began making inroads with out-of-state distribution. Additionally, our Illinois local distribution partner proved to be very difficult to work with and, in fact, prevented us from gaining customers locally, so we began exploring making a switch to a new distributor late in the year. Our revenues still increased from Year 1 to Year 2 but they were still not enough to approach profitability.

In Year 3 (2020), we began hitting our stride with new product launches in out-of-state markets and expanding our existing markets with in-person sales visits, incentive plans, etc. We also finalized our agreement with a new distributor partner in Illinois, set to launch April 1st. Then, COVID-19 hit the USA, and all of our liquor expansion and growth plans were put on hold as the shutdowns were initiated. We pivoted quickly to hand sanitizer production, and sold a significant volume (over $100k) in a couple of months, including obtaining our SAM registration to sell to government entities, numerous charitable donations, and some bulk sanitizer production business to local partners. However, as fast and furious as that period of sales was, it disappeared just as quickly. Unfortunately, the on-premise liquor sales were still spotty and sporadic at best, and the craft distillery industry did not see the tremendous volume increases in sales off-premise as established brands did.

Nevertheless, we continued to expand our distribution, gaining several new markets by the end of 2020, and we ended up growing our liquor sales by over 300%, and having our best year in sales to date. The drastic decline in hand sanitizer sales left us sitting on a lot of unmarketable inventory, which we began selling at a loss in order to recover some of its value to continue to finance operations.

2021 started with optimism and some reorders from distributors, then there was a lull, but since April or so, we have begun making some consistent gains and began programs, such as our premium well vodka and gin program, that we expect to drive significant on-premise sales growth through Q4 (the traditionally strongest time period for liquor sales) and beyond.

Liquidity and Capital Resources

As of September 30, 2021, the company has about $32,000.00 in cash on hand at the moment as well as accounts receivable of over $50,000.00. We do not have a line of credit or loan from our bank. [*The Company intends to raise additional funds through equity financing*.]

Debt

The Company has outstanding loans from company founders in the amount of $608,805.04; an Accounts Payable balance of $65,414.30; loans from Joseph Iannarelli in the amount of $45,716.79; a Small Business Administration (EIDL) in the amount of $13,500.00; a SBA Payroll Protection Plan Draw 2 in the amount of $12,800.00; and Wefunder Revenue Loan Share Investors in the amount of $98,908.83.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Karl Loepke - President & CEO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our common stock with voting rights as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding common stock shares, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to units beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of All Units
Common Stock	Karl Loepke	1,000 shares		100%

RELATED PARTY TRANSACTIONS

The is a capital loan from President Karl Loepke to the company. This capital loan to the company exists in the form of two promissory notes. Maturity date is set for 12/31/2022, however this is intended to be paid back only once the company has the financial wherewithal to do so. Promissory Note 1: Dated 12/31/2018, Amount $258,732.03, Interest Rate 3.31% Annual, Maturity Date 12/31/2022. Promissory Note 2: $223,918.39, Interest Rate 3.31% Annual, Maturity Date, 12/31/2022.

There are also Capital Loans to Skeptic in order to help finance operations from Joseph Iannarell in the amount of $45,716.79 in total, intended to be memorialized into a promissory note at the then-applicable minimum IRS interest rate.

OUR SECURITIES

Our authorized capital stock consists of 1,000 voting Common Stock shares, 1,799,000 non-voting Common Stock shares and 200,00 Class B Common Non-Voting Shares. Only the 1,000 Common Stock shares have voting rights.

Rights of non-voting Common Stock Shares & Class B Common Non-Voting Shares:

Tag-Along Rights. The Corporation may not sell any Shares to one or more third parties if such shares, together with all shares of Shares previously sold by the Corporation to one or more third parties, would represent more than 50% of the aggregate number of shares of Common Stock held by the Corporation immediately after the closing date (as adjusted to reflect any stock dividend, split, reverse split, combination, recapitalization, reclassification of shares or capital contributions), UNLESS each Shareholder is offered a PRO RATA right (calculated by reference to the aggregate number of Shares held) to participate in such sale for a purchase price per Shares and on other terms and conditions not less favorable to such Shareholder than those applicable to the Corporation. For the purposes of this Section 5.5, a sale to a "third party" shall not include a sale pursuant to an effective registration statement (a "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") or a sale pursuant to Rule 144 under the Securities Act.

Drag-Along Rights. If the Corporation proposes to sell to one or more third parties Shares which, together with all Shares previously sold by the Corporation to one or more third parties, would represent more than 50% of the aggregate number of Shares held by the Shareholders immediately after the closing date (as adjusted to reflect any stock dividend, split, reverse split, combination, recapitalization, reclassification of shares or capital contributions), then, if requested by the Corporation, each Shareholder shall be required to join the Corporation in such sale on a PRO RATA basis (calculated by reference to the aggregate number of Shares held) for a purchase price per Shares and on other terms and conditions not less favorable to each Shareholder than those applicable to the Corporation. For the purposes of this Section 5.6, a sale to a "third party" shall not include a sale pursuant to a Registration Statement.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on September 30, 2021.

Skeptic Distillery Co.

By   /s/ _____

      Name: Karl Loepke

      Title: President & Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Karl Loepke, Principal Executive Officer of Love Sun Body, LLC, hereby certify that the financial statements of Love Sun Body, LLC included in this Report are true and complete in all material respects.

_/s/ _____
Principal Executive Officer

EXHIBIT A:

Financial Statements

SKEPTIC DISTILLERY CO.

(an Illinois corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 22, 2021

To: Board of Directors, SKEPTIC DISTILLERY CO.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of SKEPTIC DISTILLERY CO. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


SKEPTIC DISTILLERY CO.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	14,956	$	13,610
Accounts receivable		45,511		449
Inventory		149,440		106,174
Other current assets		14,218		12,500
Total current assets		224,125		132,733
Fixed assets, net		85,567		71,651
Total Assets	$	309,692	$	204,384
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	85,470	$	14,269
Advances from founder including accrued interest		270,252		239,656
Total Current Liabilities		355,722		253,925
Long-term notes payable		147,197		16,717
Long-term notes payable, related party		284,869		258,732
Total Liabilities		787,788		529,374
SHAREHOLDERS' EQUITY				
Common stock		26,000		26,000
Retained deficit		(504,096)		(350,990)
Total Shareholders' Deficit		(478,096)		(324,990)
Total Liabilities and Shareholders' Equity	$	309,692	$	204,384

SKEPTIC DISTILLERY CO.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 324,237	$ 40,050
Cost of goods sold	203,133	13,851
Gross profit	121,104	26,200
Operating expenses		
Marketing	25,831	36,063
Payroll	67,472	53,867
Other general and administrative	180,907	143,994
Total operating expenses	274,210	233,924
Net Operating Income (Loss)	(153,106)	(207,724)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (153,106)	$ (207,724)

SKEPTIC DISTILLERY CO.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	Accumulated Deficit	Shareholders' Equity
Balance as of January 1, 2019	$ 1,000	$ (143,266)	$ (142,266)
Issuance of securities	25,000		25,000
Net Income (Loss)		(207,724)	(207,724)
Balance as of December 31, 2019	**$ 26,000**	**$ (350,990)**	**$ (324,990)**
Net Income (Loss)		(153,106)	(153,106)
Balance as of December 31, 2020	**$ 26,000**	**$ (504,096)**	**$ (478,096)**

SKEPTIC DISTILLERY CO.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (153,106)	$ (207,724)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(45,061)	14,535
(Increase) Decrease in inventory	(43,266)	(61,433)
(Increase) Decrease in other current assets	(1,718)	11,078
Increase (Decrease) in accounts and credit cards payable	70,911	6,627
Net cash used in operating activities	(172,240)	(236,917)
Investing Activities		
Purchase of fixed assets	(13,917)	(9,278)
Net cash used in investing activities	(13,917)	(9,278)
Financing Activities		
Proceeds from capital contributions	0	26,000
Proceeds (repayment) from loans payable	187,503	228,564
Net change in cash from financing activities	187,503	254,564
Net change in cash and cash equivalents	1,346	8,369
Cash and cash equivalents at beginning of period	13,610	5,241
Cash and cash equivalents at end of period	$ 14,956	$ 13,610

SKEPTIC DISTILLERY CO.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

SKEPTIC DISTILLERY CO. (which may be referred to as the "Company", "we," "us," or "our") is a corporation originally named Skeptic Brewing Co. formed under the laws of Illinois on October 12, 2014. The Company was renamed to Skeptic Distillery Co. on April 7, 2016. The Company markets and retails alcoholic spirits.

Since inception, the Company has relied on issuing securities and notes payable to fund its operations. As of December 31, 2020, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $14,956 and $13,610 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $85,567 and $71,651 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records the revenue from its product sales as those sales are tendered to third-party customers.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The

Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT INSTRUMENTS

The Company's primary obligations relate to loans made to the Company by its founder and other Company insiders. Some of these amounts have been formalized as in a promissory note while others for amounts loaned in 2020 and 2019 have not yet, but will be, formalized in a promissory note. The to-be-created promissory note will bear interest of approximately 3 percent per annum.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

The Company has authorized the issuance of two classes of common shares: voting and non-voting. Currently, the Company's founder and chief executive, Mr. Karl Loepke, owns 1,000 shares (100 percent of the amount outstanding) of the voting shares of the Company. Another shareholder owns 333 shares of non-voting common shares which represents 100 percent of the outstanding non-voting shares.

In 2021, the the Company filed with the state of Illinois to increase the authorized capital. In addition to the 1,000 shares of Common stock, the Company has amended the registry to authorize an additional 1,799,000 shares of non-voting Common stock and 200,000 shares of Class B non-voting Common stock.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has borrowed extensively from its founder and chief executive, as described above, to fund operations and asset purchases. The terms of these borrowings are flexible. As it is a related party transaction, there is no guarantee that the Company could obtain similarly flexible lending terms from a commercial lender.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation

Management has evaluated subsequent events through August 22, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.